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                               January 5, 2024

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Bitcoin Trust (BTC)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Bitcoin
Trust (BTC)
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed December 26,
2023
                                                            Amendment No. 3 to
Registration Statement on Form S-3
                                                            Filed January 2,
2024
                                                            File No. 333-275079

       Dear Michael Sonnenshein:

            We have reviewed your amended registration statements and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-3

       Risk Factors, page 17

   1. To the extent material, please include risk factor disclosure that addresses the risks related to your Custodian
acting in the same capacity for several competing products.
       Creation and Redemption of Shares
       Redemption Procedures, page 33

   2. We note your revised disclosure that the Trust will only allow cash redemptions.
                                                        We observe that an all
cash redemption model may have an impact on your fair value
                                                        accounting policy,
including principal market determination under ASC Topic 820.
 Michael Sonnenshein
Grayscale Bitcoin Trust (BTC)
January 5, 2024
Page 2
      Please confirm your understanding that our decision not to issue comments should not be interpreted to mean that we either agree or disagree with the application of your current accounting policy to an all cash redemption model. Please also confirm your understanding that we may comment further on this matter in a future filing review.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Sonnenshein
                                                           Division of
Corporation Finance
Comapany NameGrayscale Bitcoin Trust (BTC)
                                                           Office of Crypto
Assets
January 5, 2024 Page 2
cc:       Joseph Hall
FirstName LastName